Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

21 December 2018

Disclosure Under Listing Rules 3.10.5A and 7.1A.4(b)

Sydney, Australia - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company“) On 19 December 2018, the Company announced that it had entered into a securities purchase agreement with certain accredited investors to purchase 2,600,000 American Depositary Shares (ADS). Each Nasdaq-listed ADS represents 100 ordinary shares in Immutep. The company will also issue warrants to purchase up to 2,080,000 of its ADS.

Information disclosed under Listing Rules 3.10.5A and 7.1A.4(b):

The Company has considered the ADS and warrants to equate to the following fully paid ordinary shares for the purpose of calculating its issue capacity under LR 7.1 & 7.1A:

2,600,000 ADS equals 260,000,000 Fully Paid Ordinary Shares

2,080,000 Warrants equate to 208,000,000 Fully Paid Ordinary Shares

a)	The dilutive effect of the Offer on existing shareholders of the Company is as follows*:

	Share or Share equivalents	Dilution
Fully paid ordinary shares on issue pre Offer	3,084,431,629	—
Securities issued under LR 7.1	208,000,000	5.86%
Securities issued under LR 7.1A	260,000,000	7.32%
Total securities on issue post Offer	3,552,431,629	—
Total dilution effect	—	13.18%

*	This table assumes that all warrants are exercised and is represented in fully paid ordinary shares.

b)

The Company issued shares under the Offer as a placement under ASX Listing Rule 7.1A as it considered this the most efficient and expedient mechanism for raising the funds required to fund the Company’s clinical development program for its lead product IMP321, preclinical development of IMP761 and general corporate purposes.

c)	Estimated fees incurred in connection with this issue are $700,000 which includes legal, accounting, printing and registry fees.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of Efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial referred to as INSIGHT-004 to evaluate a combination of Efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

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